June 27, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kennedy-Wilson Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-225709)

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 (File No. 333-225709) (the “Registration Statement”) of Kennedy-Wilson Holdings, Inc., a Delaware corporation (the “Company”), and the other registrants named therein, filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2018, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company, on behalf of itself and on behalf of such other registrants, hereby requests acceleration of the effective date of the Registration Statement to 4:00 P.M., New York City time, on June 28, 2018 or as soon thereafter as practicable.

The Company, on behalf of itself and the other registrants named in the Registration Statement, hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company or such other registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	neither Company nor any other such registrant may assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Very truly yours,

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
Name: Justin Enbody
Title: Chief Financial Officer

[Signature Page to the Acceleration Request]